UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

Stream Communications Network, Inc.

Suite 1020 – 400 Burrard Street, Vancouver, BC V6C 3A6

[The registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F

[X]

Form 40-F

[  ]

[The registrant by furnishing the information contained in this Form is also thereby furnishing the information  to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes

[  ]

No [X]

[

PREPARED BY MANAGEMENT

Schedule A

Stream Communications Network, Inc.

(formerly Trooper Technologies Inc.)

Consolidated Financial Statements

For the six months ended June 30, 2002

Stream Communications Network, Inc.

(formerly Trooper Technologies Inc.)

Consolidated Balance Sheets

As at June 30, 2002 and December 31, 2001

(in Canadian dollars)

June 30, 2002

December 31,

2001

ASSETS

Current Assets

Cash and cash equivalents

$

243,272

$

215,273

Accounts receivable

242,239

192,633

Inventory

20,624

25,307

Prepaid expenses and advances

111,909

107,083

618,044

540,296

Net assets of discontinued operations – (note 4)

-

2,347,246

Deposits

-

3,670,742

Property, plant and equipment (note 5)

9,069,422

7,116,800

Intangibles – (note 6)

6,363,258

2,281,795

Deferred charges – (note 2)

1,170,140

265,616

$

17,220,864

$

16,222,495

LIABILITIES

Current Liabilities

Accounts payable and accrued liabilities

$

1,570,499

$

1,861,887

Amount owing on Gimsat acquisition (note 7)

1,631,406

-

Deferred revenue

143,424

58,660

3,345,329

1,920,547

Non-controlling interest

839,625

926,458

4,184,954

2,847,005

SHAREHOLDERS’ EQUITY

Capital stock

Authorized

100,000,000 common shares of no par value

Issued and fully paid (note 8)

29,454,600

26,110,367

Contributed surplus

96,041

96,041

Warrants

3,491,511

4,087,070

Cumulative translation account

312,192

863,202

Deficit

(20,318,434)

(17,781,190)

13,035,910

13,375,490

$

17,220,864

$

16,222,495

Commitments and contingencies (note 9)

Subsequent events (note 11)

See accompanying Notes to Consolidated Financial Statements

signed by “Stan Lis”

signed by “Casey Forward”

President

Chief Financial Officer

Stream Communications Network, Inc.

(formerly Trooper Technologies Inc.)

Consolidated Statements of Loss and Deficit

Six months ended June 30, 2002 and July 31, 2001

(in Canadian dollars)

Three months

Three months

Six months

Six months

ended June 30,

ended July 31,

ended June 30,

ended July 31,

2002

2001

2002

2001

Revenues

$

944,791

$

510,545

$

1,856,158

$

939,239

Expenses (note 14)

1,394,141

1,626,218

2,628,009

2,233,111

Loss before undernoted items

(449,350)

(1,115,673)

(771,851)

(1,293,872)

Amortization of property, plant and equipment

161,388

89,721

389,287

247,168

Amortization of intangibles and goodwill – (note 1)

-

7,267

-

14,534

161,388

96,988

389,287

261,702

Loss before other items

(610,738)

(1,212,661)

(1,161,138)

(1,555,574)

Other items

Interest income

(4,177)

-

(6,461)

-

Financial expenses

17,993

-

219,421

-

Foreign exchange

-

86,138

-

128,131

Deferred charges

-

77,333

-

154,665

13,816

163,471

212,960

282,796

Loss from continuing operations before future

(624,554)

(1,376,132)

(1,374,098)

(1,838,370)

income taxes and non-controlling interest

Future income taxes (recovery)

-

(1,205,576)

-

Income (loss) from continuing operations before

(624,554)

(1,376,132)

(168,522)

(1,838,370)

non-controlling interest

Non-controlling interest

(7,123)

111,217

(29,263)

111,217

Net income (loss) from continuing operations for the period

(617,431)

(1,487,349)

(139,259)

(1,949,587)

Net loss from discontinued operations (note 4)

(48,250)

94,411

(2,397,985)

(80,147)

Net loss for the period

665,681

1,392,938

2,537,244

2,029,734

Deficit, beginning of period

19,652,753

14,222,202

17,781,190

13,585,406

Deficit, end of period

$

20,318,434

$

15,615,140

$

20,318,434

$

15,615,140

Income (loss) per share, basic and diluted

Continuing operations

$

(0.02)

$

(0.07)

$

-

$

(0.09)

Discontinued operations

$

-

$

-

$

(0.09)

$

-

Income (loss) per share

$

(0.02)

$

(0.07)

$

(0.09)

$

(0.09)

Weighted average number of shares

Basic and diluted

28,020,121

21,797,545

27,805,829

21,797,545

See accompanying Notes to Consolidated Financial Statements

Stream Communications Network, Inc.

(formerly Trooper Technologies Inc.)

Consolidated Statements of Cash Flows

Six months ended June 30, 2002 and July 31, 2001

(in Canadian dollars)

Three months

Three months

Six months

Six months

ended June 30,

ended July 31,

ended June 30,

ended July 31,

2002

2001

2002

2001

Operating Activities

Net loss from continuing operations

$

(617,431)

$

(1,487,349)

$

(139,259)

$

(1,949,587)

Items not involving cash

Amortization

161,388

96,988

389,287

261,702

Non-controlling interest

(7,122)

42,934

(29,262)

111,217

Amortization of deferred charges

-

77,332

-

154,665

Future income tax recovery

1,205,576

-

-

-

Change in non-cash working capital

742,411

(1,270,095)

220,766

(1,422,003)

Accounts receivable

18,745

(81,887)

40,182

(38,955)

Inventory

2,893

(395)

6,228

1,739

Prepaid expenses and advances

34,196

60,972

(5,389)

166,673

Accounts payable and accrued liabilities

(119,363)

(490,144)

(365,101)

(591,320)

Deferred revenue

(25,170)

-

91,016

-

Net cash used in operating activities

653,712

(1,781,549)

(12,298)

(1,883,866)

Net cash used in discontinued operating activities

(64,899)

(110,821)

(265,195)

(288,242)

Net cash used by operating activities

588, 813

(1,892,370)

(277,493)

(2,172,108)

Financing Activities

Issuance of shares for cash

811,946

4,068,488

2,748,674

4,068,488

Share subscription

-

(768, 485)

-

-

Net cash provided from continuing financing activities

811,946

3,300,003

2,748,674

4,068,488

Net cash provided from discontinued financing activities

-

-

-

-

Net cash provided from financing activities

811,946

3,300,003

2,748,674

4,068,488

Investing Activities

Purchase of property, plant and equipment

(35,466)

(2,032,055)

(50,945)

(2,427,099)

Purchase of licences

(24,883)

-

(24,883)

-

Acquisition of Gimsat

(189,405)

-

(945,168)

-

Deposits

-

651,895

-

367,162

Deferred charges

(829,808)

-

(914,076)

-

Net cash used in continuing investing activities

(1,079,562)

(1,380,160)

(1,935,072)

(2,059,937)

Net cash used in discontinued investing activities

(60,583)

(87,196)

-

(235,741)

Net cash used in investing activities

(1,140,145)

(1,467,356)

(1,935,072)

(2,295,678)

Foreign exchange effect on cash

(442,079)

-

(508,110)

-

Decrease in cash and cash equivalents

(181,465)

(59,723)

27,999

(399,298)

Cash and cash equivalents at beginning of period

424,737

139,614

215,273

479,189

Cash and cash equivalents at end of period

$

243,272

$

79,891

$

243,272

$

79,891

See accompanying Notes to Consolidated Financial Statements

PREPARED BY MANAGEMENT